okom wrks labs, PBC

Consolidated Financial Statements

For the Period Ended

December 31, 2023

WITH INDEPENDENT

ACCOUNTANT'S REVIEW REPORT

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Table of Contents

5699 S Cedarwood Rd. Greenwood Village, CO 80121 | 303-868-8980 | paul@financepals.com

Independent Accountant's Review Report

To Management

okom wrks labs, PBC

Chicago, IL

We have reviewed the accompanying financial statements of okom wrks labs, PBC., which comprise the statements of Profit and Loss, Balance Sheet and Cash Flows as of December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements, in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Paul T Heffner
August 14, 2024

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5699 S Cedarwood Rd. Greenwood Village, CO 80121 | 303-868-8980 | paul@financepals.com

okom wrks labs, PBC

Profit and Loss

January - December 2023

	Total
INCOME	
Sales	282,096.40
Total Income	**282,096.40**
COST OF GOODS SOLD	
Cost of Goods Sold	70,567.57
Total Cost of Goods Sold	**70,567.57**
GROSS PROFIT	**211,528.83**
EXPENSES	
Bank Charges	1,959.68
Business Meals	3,282.04
Gas And Fuel	1,479.87
Insurance	120.46
Legal & Professional Fees	
Legal Fees	14,500.00
Professional Fees	4,012.40
Total Legal & Professional Fees	**18,512.40**
Office/General Admin - Affirm Inc	105,609.76
Rent	25,000.00
Safety	87.03
Shipping, Freight & Delivery	1,166.92
Software/IT	10,780.81
Storage Fees	6,747.10
Travel	13,692.17
xPayroll	
Contractors	54,485.40
Payroll Fees	2,528.95
Payroll Tax Expenses	5,084.39
Payroll Wage Expenses	58,234.16
Total xPayroll	**120,332.90**
Total Expenses	**308,771.14**
NET OPERATING INCOME	**-97,242.31**
OTHER EXPENSES	
Amortization	7,096.00
Depreciation	29,654.00
Healthcare	80.68
Other Miscellaneous Expense	3,806.54
Other Vehicle Expenses	1,756.48
Total Other Expenses	**42,393.70**
NET OTHER INCOME	**-42,393.70**
NET INCOME	**$ -139,636.01**

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okom wrks labs, PBC

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
PNC Checking *1482	73,441.33
Total Bank Accounts	**73,441.33**
Total Current Assets	**73,441.33**
Fixed Assets	
Accumulated Amortization	-7,096.00
Accumulated Depreciation	-29,654.00
Other Equipment	181,200.00
Ross 42B-5 Ribbon Blender	18,803.00
Startup Costs	105,145.43
Total Fixed Assets	**268,398.43**
TOTAL ASSETS	**$341,839.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CC *71000	6,921.10
Total Credit Cards	**6,921.10**
Other Current Liabilities	
Deferred Revenue	36,627.91
Loan Payable	5,700.00
Total Other Current Liabilities	**42,327.91**
Total Current Liabilities	**49,249.01**
Long-Term Liabilities	
JOLT.SEED419 LLC Loan	100,000.00
Total Long-Term Liabilities	**100,000.00**
Total Liabilities	**149,249.01**
Equity	
Owner's Equity	14,361.80
Retained Earnings	-1,295.04
The 2016 Marcel Dabdoub Family Irrevocable Trust	276,200.00
Tooketree Passive Homes	42,960.00
Net Income	-139,636.01
Total Equity	**192,590.75**
TOTAL LIABILITIES AND EQUITY	**$341,839.76**

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5699 S Cedarwood Rd. Greenwood Village, CO 80121 | 303-868-8980 | paul@financepals.com

Statement of Cash Flows

January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-139,636.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Rent	25,000.00
Accumulated Amortization	7,096.00
Accumulated Depreciation	29,654.00
AMEX CC *71000	213.59
Deferred Revenue	36,627.91
Loan Payable	5,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**104,291.50**
Net cash provided by operating activities	**-35,344.51**
INVESTING ACTIVITIES	
Other Equipment	-181,200.00
Ross 42B-5 Ribbon Blender	-18,803.00
Net cash provided by investing activities	**-200,003.00**
FINANCING ACTIVITIES	
JOLT.SEED419 LLC Loan	100,000.00
Owner's Equity	2,588.84
The 2016 Marcel Dabdoub Family Irrevocable Trust	206,200.00
Net cash provided by financing activities	**308,788.84**
NET CASH INCREASE FOR PERIOD	**73,441.33**
CASH AT END OF PERIOD	**$73,441.33**

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5699 S Cedarwood Rd. Greenwood Village, CO 80121 | 303-868-8980 | paul@financepals.com

Notes to Financial Statements

1. **Organization**
   Okom wrks labs, PBC created a patent-pending mycelium based mycomposite called zerø-frm with structural, load bearing properties…a monumental leap forward in the field! zerø-frm is the strongest mycelium composite on the planet!
2. **Summary of Significant Accounting Policies**
   The financial statements of the Organization have been prepared on a cash basis of accounting in accordance with generally accepted accounting principles.
3. **Use of Estimates**
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
4. **Cash and Cash Equivalents**
   Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months.
5. **Property and Equipment**
   Acquisitions of property and equipment in excess of $2500 are capitalized. Property and equipment are carried at cost or, if donated, at the approximate fair value at the date of donation. Depreciation is computed using the straight-line method over the useful lives of assets which are generally 5 years.
6. **Climate Impact**
   Development of biogenic building materials and systems aimed at decarbonizing the built environment.
7. **Leases**
   Okom wrks labs, PBC did not have a lease, but their workshop space in North Carolina was a part of an in-kind investment from an investor, Marcel Dabdoub.
8. **Revenue Recognition**
   Okom wrks labs, PBC recognized revenue based on the percentage of work completed for deposits. On 12/29/23 2023 Brookfield properties paid Okom wrks labs, PBC $73,255.81 but only 50% of that revenue was recognized in 2023.

Finance Pals proprietary and confidential, all rights reserved. Re Distribution by permission only.

5699 S Cedarwood Rd. Greenwood Village, CO 80121 | 303-868-8980 | paul@financepals.com